BFC Financial Corporation
                                  P.O. Box 5403
                         Fort Lauderdale, FL 33310-5403
                                 (954) 760-5200


                                  May 10, 2000


Mr. Alfred Barbagallo
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-8
Washington, DC  20549


Re:      Registration Statement on Form S-1
         File No. 333-72213


Dear Mr. Barbagallo:

Pursuant to Rule 477, this letter constitutes notice by BFC Financial Corporation of its withdrawal of the above referenced registration statement. The Company has decided not to proceed with an equity offering at this time.


                                      Very truly yours,

                                      /S/ Glen R. Gilbert
                                      -------------------
                                      Glen R. Gilbert
                                      Executive Vice President